NEWS RELEASE
T. ROWE PRICE GROUP REPORTS SECOND QUARTER 2019 RESULTS

BALTIMORE (July 24, 2019) - T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its results for the second quarter of 2019.

▪	Assets under management end Q2 2019 at $1.125 trillion

▪	Net revenues of $1.4 billion for Q2 2019

▪	Diluted earnings per common share of $2.15 for Q2 2019

▪	Adjusted non-GAAP diluted earnings per common share of $2.03 for Q2 2019

▪	Long-term investment performance remains strong

▪	Net client inflows of $2.5 billion for Q2 2019

Financial Highlights

	Three Months ended			Six Months ended
(in millions, except per-share data)	6/30/2019	6/30/2018	% change	6/30/2019	6/30/2018	% change

U.S. GAAP basis
Investment advisory fees	$1,270.2	$1,214.4	4.6%	$2,464.4	$2,403.6	2.5%
Net revenues	$1,395.2	$1,345.0	3.7%	$2,722.5	$2,673.0	1.9%
Operating expenses	$780.1	$750.3	4.0%	$1,574.9	$1,494.5	5.4%
Net operating income	$615.1	$594.7	3.4%	$1,147.6	$1,178.5	(2.6)%
Non-operating income(1)	$124.5	$34.1	n/m	$327.3	$50.2	n/m
Net income attributable to T. Rowe Price Group	$527.5	$448.9	17.5%	$1,040.1	$902.6	15.2%
Diluted earnings per common share	$2.15	$1.77	21.5%	$4.23	$3.55	19.2%
Weighted average common shares outstanding assuming dilution	239.2	247.4	(3.3)%	239.4	248.6	(3.7)%

Adjusted non-GAAP basis(2)
Operating expenses	$764.6	$745.3	2.6%	$1,521.2	$1,486.3	2.3%
Net operating income	$632.8	$601.1	5.3%	$1,205.0	$1,189.8	1.3%
Non-operating income(1)	$35.8	$8.0	n/m	$80.0	$8.0	n/m
Net income attributable to T. Rowe Price	$498.1	$472.8	5.4%	$958.7	$918.4	4.4%
Diluted earnings per common share	$2.03	$1.87	8.6%	$3.90	$3.61	8.0%

Assets under Management (in billions)
Average AUM	$1,099.8	$1,036.5	6.1%	$1,071.8	$1,031.0	4.0%
Ending AUM	$1,125.0	$1,044.1	7.7%	$1,125.0	$1,044.1	7.7%
(1) The percentage change in non-operating income is not meaningful (n/m).
(2) Adjusts the GAAP basis for the impact of consolidated T. Rowe Price investment products, the impact of market movements on the supplemental savings plan liability and related economic hedges, investment income related to certain other investments, and certain nonrecurring charges and gains. The firm believes the non-GAAP financial measures provide relevant and meaningful information to investors about its core operating results. See the reconciliation to the comparable U.S. GAAP measures at the end of this earnings release.

Management Commentary
William J. Stromberg, president and chief executive officer, commented: "Our investment teams continued to deliver solid performance for our clients in Q2 2019. Healthy returns in global stock and bond markets combined with
$2.5 billion of net client inflows drove total assets under management to $1.125 trillion.

“We were pleased that net flows were once again positive in all regions. Q2 was particularly strong for our multi-asset franchise and U.S. Intermediaries channel. We were also encouraged by strong receptions to our recently-launched Japanese Investment Trusts (ITM), and we continue to be pleased with overall client demand for our strategies. We remained opportunistic in our approach to share repurchases and bought back 1.6 million shares in Q2 2019.

“Our teams continued to diligently execute our strategic plan across investment capabilities, products, distribution, and technology, and delivered on planned operating efficiency goals. Recent highlights include:

▪
Investment Capabilities and Product - We further strengthened our investment teams globally. We continued to expand our SICAV and OEIC lineups and launched our Global Focused Growth ITM in Japan. In addition, we remain in active dialogue with the SEC regarding our application for semi-transparent active exchange-traded funds.

▪	Distribution Capabilities - We continue to invest in key regions and channels to help drive diversified growth for the firm. Examples in this quarter include:

▪	Continued build-out of our broker-dealer channel in the U.S., with additional hires planned in the balance of the year.

▪	Continued investment in our global consultant relations team.

▪	The hiring of a head of intermediary business for Greater China, a newly-created role which will serve the growing demand in the region for top-quality, long-term investment solutions.

▪	The hiring of a vice president of institutional sales in Canada, which will provide investment solutions and sales support to defined contribution consultants, brokers, and clients.

▪	Client Experience - Furthering our efforts to transform our clients' digital experiences, we recently launched a significant redesign of our mobile app for individual investors.

“I am proud of all that our associates have accomplished this year and thank them for the critical role that each of them plays within our organization. I especially salute the dedicated work of our associates who brilliantly served our clients as we transitioned away from our Tampa facility over the last year. We remain highly focused on delivering for our clients and stockholders over the long term."

Assets Under Management
Assets under management increased $43.3 billion in Q2 2019 to $1.125 trillion at June 30, 2019. Net cash inflows were $2.5 billion. Clients transferred $5.9 billion in net assets from the U.S. mutual funds to other investment products, primarily the target-date trusts, in Q2 2019. The components of the change in assets under management, by vehicle and asset class, are shown in the tables below.

	Three months ended 6/30/2019				Six months ended 6/30/2019
(in billions)	U.S. mutual funds	Subadvised and separate accounts	Other investment products	Total	U.S. mutual funds	Subadvised and separate accounts	Other investment products	Total
Assets under management at beginning of period	$630.7	$280.6	$170.4	$1,081.7	$564.5	$250.0	$147.8	$962.3

Net cash flows before client transfers	(.5)	.6	2.4	2.5	4.1	1.4	2.4	7.9
Client transfers	(5.9)	.4	5.5	—	(12.0)	(.5)	12.5	—
Net cash flows after client transfers	(6.4)	1.0	7.9	2.5	(7.9)	.9	14.9	7.9
Net market appreciation and income	24.2	11.0	5.8	41.0	91.6	41.7	21.4	154.7
Net distributions reinvested (not reinvested)	(.2)	—	—	(.2)	.1	—	—	.1
Change during the period	17.6	12.0	13.7	43.3	83.8	42.6	36.3	162.7

Assets under management at June 30, 2019	$648.3	$292.6	$184.1	$1,125.0	$648.3	$292.6	$184.1	$1,125.0

	Three months ended 6/30/2019				Six months ended 6/30/2019
(in billions)	Equity	Fixed income, including money market	Multi-asset(1)	Total	Equity	Fixed income, including money market	Multi-asset(1)	Total
Assets under management at beginning of period	$621.6	$140.9	$319.2	$1,081.7	$539.9	$136.1	$286.3	$962.3

Net cash flows	(.3)	.8	2.0	2.5	.4	2.3	5.2	7.9
Net market appreciation and income(2)	27.1	2.4	11.3	40.8	108.1	5.7	41.0	154.8
Change during the period	26.8	3.2	13.3	43.3	108.5	8.0	46.2	162.7
Assets under management at June 30, 2019	$648.4	$144.1	$332.5	$1,125.0	$648.4	$144.1	$332.5	$1,125.0
(1) The underlying assets under management of the multi-asset portfolios have been aggregated and presented in this category and not reported in the equity and fixed income columns.
(2) Includes distributions reinvested and not reinvested.

Assets under management in the firm's target date retirement products, which are reported as part of the multi-asset column in the table above, were $268.7 billion at June 30, 2019, compared with $257.8 billion at March 31, 2019 and $230.4 billion at December 31, 2018. Net cash inflows into these portfolios were $1.6 billion in the second quarter of 2019 and $4.6 billion for the first half of 2019.

Investors domiciled outside the United States accounted for 6.4% of the firm's assets under management at June 30, 2019 and 6.2% at December 31, 2018.

Financial Results
Net Revenues earned in Q2 2019 were $1.4 billion, up 3.7% from Q2 2018.

▪
Investment advisory revenues earned in Q2 2019 from the firm's U.S. mutual funds were $860.7 million, an increase of 1.6% from Q2 2018. Average assets under management in these funds increased 2.2% to $638.5 billion in Q2 2019.

▪
Investment advisory revenues earned in Q2 2019 from subadvised and separate accounts as well as other investment products were $409.5 million, an increase of 11.4% from Q2 2018. Average assets under management for these products increased 12.0% to $461.3 billion in Q2 2019.

▪
The effective fee rate of 46.3 basis points in Q2 2019 decreased slightly from Q1 2019 and was lower than the 47.0 basis points in Q2 2018. The decline in the effective fee rate from Q2 2018 was primarily due to client transfers to lower fee vehicles or share classes over the last twelve months. Over time, the firm's effective fee rate can be impacted by market or cash flow related shifts among asset and share classes, price changes in existing products, and asset level changes in products with tiered-fee structures.

▪
Administrative, distribution, and servicing fees in Q2 2019 were $125.0 million, a decrease of $5.6 million from Q2 2018. The decrease was primarily attributable to lower 12b-1 revenue earned on certain share classes of the U.S. mutual funds as client transfers to lower fee vehicles and share classes has reduced assets under management in these share classes. This decline is offset entirely by a reduction in the costs paid to third-party intermediaries that source these assets and reported in distribution and servicing expense.

Operating expenses were $780.1 million in Q2 2019 compared with $750.3 million in Q2 2018. The increase in operating expenses for this quarter was primarily due to higher salary, annual bonus accrual, and benefits expense; higher compensation expense related to the supplemental savings plan as markets continued to see appreciation in the second quarter of 2019; and the firm's continued strategic investments. The higher expense related to the supplemental savings plan is partially offset by the non-operating gains earned on the investments used to hedge the related liability.

▪
On a non-GAAP basis, the firm's operating expenses in Q2 2019 increased 2.6% to $764.6 million compared with Q2 2018. Though first half 2019 non-GAAP operating expense growth was 2.3%, the firm continues to expect its full-year 2019 non-GAAP operating expense growth to be in the range of 4% to 7%. This range includes continued investments in the business, the firm's cost optimization efforts, and the phased implementation of paying for all third-party investment research. The firm currently expects that its 2020 operating expenses will reflect a full year of all third-party investment research costs. The firm could elect to adjust its expense growth should unforeseen circumstances arise, including significant market movements.

▪
Compensation and related costs were $483.2 million in Q2 2019, an increase of 6.0% over Q2 2018. The increase in compensation expense relative to the second quarter of 2018 was primarily related to increases in average headcount, the annual bonus accrual, and the expense related to the supplemental savings plan. Partially offsetting the increase in these costs is the absence in Q2 2019 of the $9.0 million one-time bonus funded by U.S. tax reform benefits that was paid to certain associates in Q2 2018. The firm's average staff size increased 3.5% from Q2 2018, and it employed 7,225 associates at June 30, 2019. The firm's staff size decreased by approximately 170 on July 1, 2019, following the Tampa office closure on June 30.

▪
Distribution and servicing includes those costs incurred to distribute T. Rowe Price products and to provide client or shareholder servicing, recordkeeping, and administrative services. These costs were $64.4 million in Q2 2019, a decrease of 10.1% from the $71.6 million recognized in Q2 2018. The decrease was primarily driven by client transfers to lower fee vehicles or share classes over the last twelve months.

▪
Technology, occupancy, and facility costs were $104.9 million in Q2 2019, an increase of 12.6% compared with the $93.2 million recognized in Q2 2018. The increase was due primarily to incremental investment in the firm's technology capabilities, including related depreciation, hosted solution licenses, and maintenance programs.

▪
General, administrative, and other costs were $74.4 million in Q2 2019, an increase of 1.4% compared with the $73.4 million recognized in Q2 2018. The increase was primarily a result of higher third-party investment research costs that were partially offset by lower professional fees.

Non-operating income was $124.5 million in Q2 2019, compared to $34.1 million in Q2 2018, as strong equity markets led to significant net gains in our investment portfolio. The firm's consolidated investment products comprised a little more than half of the net gains recognized during Q2 2019, while the firm's non-consolidated investments, including its cash and discretionary investments and those used to hedge the supplemental savings plan liability, comprised the remaining net gains. The firm recognized $35.8 million in net gains during Q2 2019 related to its non-consolidated cash and discretionary investments portfolio. The components of non-operating income for the second quarter and the first half of 2019 and 2018 are included in the tables at the end of this release.

Income Taxes. The firm's effective tax rate for Q2 2019 was 24.8% compared with 26.9% for Q2 2018. These rates contribute to effective tax rates for the first half of 2019 and 2018 of 24.7% and 25.5%, respectively. The income tax provision for Q2 2018 includes nonrecurring charges totaling $28.7 million related to the enactment of U.S. tax reform and Maryland state tax legislation. The following reconciles the statutory federal income tax rate to the firm's effective tax rate for the second quarter and the first half of 2019 and 2018:

	Three months ended		Six months ended
	6/30/2019	6/30/2018	6/30/2019	6/30/2018
Statutory U.S. federal income tax rate	21.0%	21.0%	21.0%	21.0%
Impact of nonrecurring charge related to U.S. tax reform	—	3.3	—	1.7
Impact of nonrecurring charge related to new Maryland state tax legislation	—	1.3	—	.7
State income taxes for current year, net of federal income tax benefits(1)	4.6	3.9	4.4	4.4
Net income attributable to redeemable non-controlling interests	(.7)	(.2)	(.7)	(.2)
Net excess tax benefits from stock-based compensation plans activity	(.7)	(2.7)	(.7)	(2.4)
Other items	.6	.3	.7	.3
Effective income tax rate	24.8%	26.9%	24.7%	25.5%
(1) State income tax benefits are reflected in the total benefits for net income attributable to redeemable non-controlling interests and stock-based compensation plans activity.

The firm estimates its effective tax rate for the full year 2019 will be in the range of 23.5% to 25.5%.

Capital Management
T. Rowe Price remains debt-free with ample liquidity, including cash and investments in T. Rowe Price products as follows:

(in millions)	6/30/2019	12/31/2018
Cash and cash equivalents	$1,802.4	$1,425.2
Discretionary investments	1,692.5	1,597.1
Total cash and discretionary investments	3,494.9	3,022.3
Redeemable seed capital investments	1,259.6	1,118.9
Investments used to hedge the supplemental savings plan liability	441.3	381.3
Total cash and investments in T. Rowe Price products	$5,195.8	$4,522.5

▪	The firm's common shares outstanding were 235.5 million at June 30, 2019, compared with 238.1 million at the end of 2018.

▪
In the first half of 2019, the firm expended $393.6 million to repurchase 4.1 million shares, or 1.7%, of its outstanding common shares at an average price of $96.50, including $163.8 million to repurchase 1.6 million shares during Q2 2019.

▪
The firm invested $94.5 million during the first half of 2019 in capitalized facilities and technology and expects capital expenditures for 2019 to be up to $200 million, of which about two-thirds is planned for technology initiatives. These expenditures are expected to continue to be funded from operating resources.

Investment Performance(1)
The percentage of the firm's U.S. mutual funds(2) (across primary share classes) that outperformed their comparable Morningstar median on a total return basis and that are in the top Morningstar quartile for the one-, three-, five-, and 10-years ended June 30, 2019, were:

	1 year	3 years	5 years	10 years
Outperformed Morningstar median
All funds	72%	69%	80%	78%
Multi-asset funds	89%	82%	91%	84%

Top Morningstar quartile
All funds	29%	40%	50%	51%
Multi-asset funds	28%	56%	62%	79%
(1) Source: © 2019 Morningstar, Inc. All rights reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete, or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.
(2) Excludes passive and fund categories not ranked by Morningstar.

In addition, 86.2% of the firm's rated U.S. mutual funds' assets under management ended the quarter with an overall rating of four or five stars from Morningstar. The performance of the firm's institutional strategies against their benchmarks remains competitive, especially over longer time periods.

Other Matters
The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the second quarter of 2019 with the U.S. Securities and Exchange Commission later today. The Form
10-Q will include additional information on the firm's unaudited consolidated financial results at June 30, 2019.

Certain statements in this earnings release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated tax rates, and expectations regarding financial results, future transactions, new products and services, investments, capital expenditures, dividends, stock repurchases, the timing of the assumption of all third party research payments, changes in our effective fee rate, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm's 2018 Form 10-K.

Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price's disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research.

CONTACTS:

Public Relations	Investor Relations
Brian Lewbart	Meghan Azevedo
410-345-2242	410-345-2756
brian_lewbart@troweprice.com	meghan_azevedo@troweprice.com

Unaudited Consolidated Statements of Income
(in millions, except per-share amounts)
	Three months ended		Six months ended
Revenues	6/30/2019	6/30/2018	6/30/2019	6/30/2018
Investment advisory fees	$1,270.2	$1,214.4	$2,464.4	$2,403.6
Administrative, distribution, and servicing fees	125.0	130.6	258.1	269.4
Net revenues	1,395.2	1,345.0	2,722.5	2,673.0

Operating expenses
Compensation and related costs	483.2	456.0	974.7	897.4
Distribution and servicing	64.4	71.6	130.8	141.9
Advertising and promotion	19.8	19.0	41.4	43.6
Product-related costs	33.4	37.1	77.6	79.2
Technology, occupancy, and facility costs	104.9	93.2	203.0	187.3
General, administrative, and other	74.4	73.4	147.4	145.1
Total operating expenses	780.1	750.3	1,574.9	1,494.5

Net operating income	615.1	594.7	1,147.6	1,178.5

Non-operating income
Net gains on investments	61.8	17.4	161.9	31.8
Net gains on consolidated investment products	62.8	19.1	164.7	19.9
Other income (loss)	(.1)	(2.4)	.7	(1.5)
Total non-operating income	124.5	34.1	327.3	50.2

Income before income taxes	739.6	628.8	1,474.9	1,228.7
Provision for income taxes	183.7	169.2	365.0	313.6
Net income	555.9	459.6	1,109.9	915.1
Less: net income attributable to redeemable non-controlling interests	28.4	10.7	69.8	12.5
Net income attributable to T. Rowe Price Group	527.5	448.9	1,040.1	902.6
Less: net income allocated to outstanding restricted stock and stock unit holders	13.8	10.5	26.8	21.1
Net income allocated to T. Rowe Price Group common stockholders	$513.7	$438.4	$1,013.3	$881.5

Earnings per share
Basic	$2.18	$1.81	$4.29	$3.62
Diluted	$2.15	$1.77	$4.23	$3.55

Weighted-average common shares
Outstanding	235.9	242.2	236.2	243.2
Outstanding assuming dilution	239.2	247.4	239.4	248.6

Investment Advisory Revenues (in millions)	Three months ended		Six months ended
	6/30/2019	6/30/2018	6/30/2019	6/30/2018
U.S. mutual funds
Equity and blended assets	$736.8	$718.0	$1,431.3	$1,423.5
Fixed income, including money market	123.9	128.9	245.3	256.3
	860.7	846.9	1,676.6	1,679.8
Subadvised and separate accounts and other investment products
Equity and blended assets	346.1	308.0	664.9	605.0
Fixed income, including money market	63.4	59.5	122.9	118.8
	409.5	367.5	787.8	723.8
Total	$1,270.2	$1,214.4	$2,464.4	$2,403.6

Assets Under Management (in billions)	Average during
	Three months ended		Six months ended		As of
	6/30/2019	6/30/2018	6/30/2019	6/30/2018	6/30/2019	12/31/2018
U.S. mutual funds
Equity and blended assets	$513.1	$496.1	$500.4	$495.4	$521.5	$441.1
Fixed income, including money market	125.4	128.5	124.0	127.9	126.8	123.4
	638.5	624.6	624.4	623.3	648.3	564.5

Subadvised and separate accounts and other investment products
Equity and blended assets	356.3	314.9	344.6	311.6	368.8	299.2
Fixed income, including money market	105.0	97.0	102.8	96.1	107.9	98.6
	461.3	411.9	447.4	407.7	476.7	397.8
Total	$1,099.8	$1,036.5	$1,071.8	$1,031.0	$1,125.0	$962.3

Net Cash Flows After Client Transfers (by investment vehicle and underlying asset class)(1)(2)	Three months ended	Six months ended
(in billions)	6/30/2019	6/30/2019
U.S. mutual funds
Equity and blended assets	$(6.3)	$(5.1)
Fixed income, including money market	(.1)	(2.8)
	(6.4)	(7.9)
Subadvised and separate accounts and other investment products
Equity and blended assets	6.4	10.9
Fixed income, including money market	2.5	4.9
	8.9	15.8
Total net cash flows after client transfers	$2.5	$7.9
(1) The asset class net cash flows above include, in addition to net client flows, rebalancing within the target date portfolios in order to maintain their targeted asset allocations.
(2) The underlying assets of the multi-asset portfolios that invest in T. Rowe Price products have been broken out and included in their respective vehicle and asset class amounts.

Non-Operating Income (in millions)	Three months ended		Six months ended
	6/30/2019	6/30/2018	6/30/2019	6/30/2018
Net gains (losses) from non-consolidated T. Rowe Price investment products
Cash and discretionary investments
Dividend income	$17.9	$10.4	$34.1	$17.2
Market related gains (losses) and equity in earnings	17.9	(2.4)	45.9	(4.9)
Seed capital investments
Dividend income	.3	1.0	.8	2.1
Market related gains (losses) and equity in earnings	8.7	(8.3)	28.3	(8.7)
Net gain recognized upon deconsolidation	.1	.5	.2	3.6
Investments used to hedge the supplemental savings plan liability	12.1	5.0	43.1	7.9
Total net gains from non-consolidated T. Rowe Price investment products	57.0	6.2	152.4	17.2
Other investment income	4.8	11.2	9.5	14.6
Net gains on investments	61.8	17.4	161.9	31.8
Net gains on consolidated sponsored investment portfolios	62.8	19.1	164.7	19.9
Other income (loss), including foreign currency gains and losses	(.1)	(2.4)	.7	(1.5)
Non-operating income	$124.5	$34.1	$327.3	$50.2

Unaudited Condensed Consolidated Cash Flows Information (in millions)
	Six months ended
	6/30/2019			6/30/2018
	Cash flow attributable to T. Rowe Price Group	Cash flow attributable to consolidated T. Rowe Price investment products, net of eliminations	As reported on statement of cash flows	Cash flow attributable to T. Rowe Price Group	Cash flow attributable to consolidated T. Rowe Price investment products, net of eliminations	As reported on statement of cash flows
Cash provided by (used in) operating activities, including $90.7 of stock-based compensation expense and $86.0 of depreciation expense in 2019	$1,243.0	$(294.2)	$948.8	$1,328.6	$(399.3)	$929.3
Cash provided by (used in) investing activities attributable to T. Rowe Price Group in 2019, including ($94.5) for additions to property and equipment and ($34.9) of additions to T. Rowe Price investment products	(174.0)	144.9	(29.1)	(1,040.7)	96.7	(944.0)
Cash provided by (used in) financing activities, including T. Rowe Price Group common stock repurchases of ($402.8)* and dividends paid of ($367.8) in 2019	(691.8)	190.3	(501.5)	(706.2)	318.0	(388.2)
Effect of exchange rate changes on cash and cash equivalents	—	(.4)	(.4)	—	(6.6)	(6.6)
Net change in cash and cash equivalents during period	$377.2	$40.6	$417.8	$(418.3)	$8.8	$(409.5)
*Cash flows for stock repurchases reflect the impact of the timing of the settlement of these transactions at each period beginning and end.

Unaudited Condensed Consolidated Balance Sheet Information (in millions)	As of
	6/30/2019	12/31/2018
Cash and cash equivalents	$1,802.4	$1,425.2
Accounts receivable and accrued revenue	619.8	549.6
Investments	2,575.2	2,453.4
Assets of consolidated T. Rowe Price investment products	2,203.4	1,680.4
Property and equipment, net	672.0	661.3
Goodwill	665.7	665.7
Other assets, including operating lease assets in 2019	373.8	253.7
Total assets	8,912.3	7,689.3
Total liabilities, includes $102.5 at June 30, 2019, and $38.7 at December 31, 2018, from consolidated T. Rowe Price investment products	1,320.9	824.7
Redeemable non-controlling interests	1,012.3	740.3
Stockholders' equity, 235.5 common shares outstanding at June 30, 2019	$6,579.1	$6,124.3

Cash, Cash Equivalents, and Investments Information (in millions)
	Cash and cash equivalents	Investments	Net assets of consolidated T. Rowe Price investment products	6/30/2019
Cash and discretionary investments	$1,802.4	$1,627.3	$65.2	$3,494.9
Seed capital investments	—	236.2	1,023.4	1,259.6
Investments used to hedge the supplemental savings plan liability	—	441.3	—	441.3
Total cash and investments in T. Rowe Price products attributable to T. Rowe Price Group	1,802.4	2,304.8	1,088.6	5,195.8
Investment in UTI and other investments	—	270.4	—	270.4
Total cash and investments attributable to T. Rowe Price Group	1,802.4	2,575.2	1,088.6	5,466.2
Redeemable non-controlling interests	—	—	1,012.3	1,012.3
As reported on unaudited condensed consolidated balance sheet at June 30, 2019	$1,802.4	$2,575.2	$2,100.9	$6,478.5

Non-GAAP Information and Reconciliation

The firm believes the non-GAAP financial measures below provide relevant and meaningful information to investors about its core operating results. These measures have been established in order to increase transparency for the purpose of evaluating the firm's core business, for comparing current results with prior period results, and to enable more appropriate comparison with industry peers. However, non-GAAP financial measures should not be considered as a substitute for financial measures calculated in accordance with U.S. GAAP and may be calculated differently by other companies. The following schedules reconcile U.S. GAAP financial measures to non-GAAP financial measures for the three months ended June 30, 2019 and 2018.

	Three months ended 6/30/2019
	Operating expenses	Net operating income	Non-operating income	Provision (benefit) for income taxes(6)	Net income attributable to T. Rowe Price Group	Diluted earnings per share(7)
U.S. GAAP Basis	$780.1	$615.1	$124.5	$183.7	$527.5	$2.15
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(1.6)	3.8	(62.8)	(9.5)	(21.1)	(.09)
Supplemental savings plan liability(2)	(13.9)	13.9	(12.1)	.5	1.3	.01
Other non-operating income(3)	—	—	(13.8)	(4.2)	(9.6)	(.04)
Adjusted Non-GAAP Basis	$764.6	$632.8	$35.8	$170.5	$498.1	$2.03

	Three months ended 6/30/2018
	Operating expenses	Net operating income	Non-operating income	Provision (benefit) for income taxes(6)	Net income attributable to T. Rowe Price Group	Diluted earnings per share(7)
U.S. GAAP Basis	$750.3	$594.7	$34.1	$169.2	$448.9	$1.77
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(1.7)	3.1	(19.1)	(1.0)	(4.3)	(.01)
Supplemental savings plan liability(2)	(3.3)	3.3	(5.0)	(.5)	(1.2)	—
Other non-operating income(3)	—	—	(2.0)	(2.7)	.7	—
Nonrecurring charge related to enactment of U.S. tax reform(4)	—	—	—	(20.8)	20.8	.08
Nonrecurring charge related to enactment of Maryland state tax legislation(5)	—	—	—	(7.9)	7.9	.03
Adjusted Non-GAAP Basis	$745.3	$601.1	$8.0	$136.3	$472.8	$1.87

The following schedules reconcile certain U.S. GAAP financial measures for the six months ended June 30, 2019 and 2018.

	Six months ended 6/30/2019
	Operating expenses	Net operating income	Non-operating income	Provision (benefit) for income taxes(6)	Net income attributable to T. Rowe Price Group	Diluted earnings per share(7)
U.S. GAAP Basis	$1,574.9	$1,147.6	$327.3	$365.0	$1,040.1	$4.23
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(3.2)	6.9	(164.7)	(28.4)	(59.6)	(.24)
Supplemental savings plan liability(2)	(50.5)	50.5	(43.1)	2.4	5.0	.02
Other non-operating income(3)	—	—	(39.5)	(12.7)	(26.8)	(.11)
Adjusted Non-GAAP Basis	$1,521.2	$1,205.0	$80.0	$326.3	$958.7	$3.90

	Six months ended 6/30/2018
	Operating expenses	Net operating income	Non-operating income	Provision (benefit) for income taxes(6)	Net income attributable to T. Rowe Price Group	Diluted earnings per share(7)
U.S. GAAP Basis	$1,494.5	$1,178.5	$50.2	$313.6	$902.6	$3.55
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(2.5)	5.6	(19.9)	(.5)	(1.3)	—
Supplemental savings plan liability(2)	(5.7)	5.7	(7.9)	(.7)	(1.5)	(.01)
Other non-operating income(3)	—	—	(14.4)	(4.3)	(10.1)	(.04)
Nonrecurring charge related to enactment of U.S. tax reform(4)	—	—	—	(20.8)	20.8	.08
Nonrecurring charge related to enactment of Maryland state tax legislation(5)	—	—	—	(7.9)	7.9	.03
Adjusted Non-GAAP Basis	$1,486.3	$1,189.8	$8.0	$279.4	$918.4	$3.61

(1)
These non-GAAP adjustments remove the impact the consolidated T. Rowe Price investment products have on the firm's U.S. GAAP consolidated statements of income. Specifically, the firm adds back the operating expenses and subtracts the investment income of the consolidated T. Rowe Price investment products. The adjustment to operating expenses represents the operating expenses of the consolidated products, net of the elimination of related management and administrative fees. The adjustment to net income attributable to T. Rowe Price Group represents the net income of the consolidated products, net of redeemable non-controlling interest. Management believes the consolidated T. Rowe Price investment products may impact the reader’s ability to understand the firm's core operating results.

(2)
This non-GAAP adjustment removes the compensation expense from market valuation changes in the supplemental savings plan and the related net gains (losses) on investments designated as an economic hedge against the related liability. Amounts deferred under the supplemental savings plan are adjusted for appreciation (depreciation) of hypothetical investments chosen by employees. The firm uses T. Rowe Price investment products to economically hedge the exposure to these market movements. Management believes it is useful to offset the non-operating investment income (loss) realized on the hedges against the related compensation expense and remove the net impact to help the reader's ability to understand the firm's core operating results and to increase comparability period to period.

(3)
This non-GAAP adjustment represents the other non-operating income (loss) and the net gains (losses) earned on the firm's non-consolidated investment portfolio that are not designated as economic hedges of the supplemental savings plan liability, and, beginning in the second quarter of 2018, those non-consolidated investments that are not part of the cash and discretionary investment portfolio. Management decided to retain the investment gains recognized on the non-consolidated cash and discretionary investments as these assets and related income (loss) are considered part of the firm's core operations. The impact on previously reported non-GAAP measures is immaterial. Management believes adjusting for these non-operating income (loss) items helps the reader’s ability to understand the firm's core operating results and increases comparability to prior years. Additionally, management does not emphasize the impact of the portion of non-operating income (loss) removed when managing and evaluating the firm's performance.

(4)
During the second quarter of 2018, the firm recognized a nonrecurring charge of $20.8 million for an adjustment made to the charge taken in 2017 related to the enactment of U.S. tax reform. Management believes it is useful to readers of its consolidated statements of income to adjust for this nonrecurring charge in arriving at net income attributable to T. Rowe Price Group and diluted earnings per share.

(5)
During the second quarter of 2018, the firm recognized a nonrecurring charge of $7.9 million for the remeasurement of its deferred tax assets and liabilities to reflect the effect of Maryland state tax legislation enacted on April 24, 2018. Management believes it is useful to readers of its consolidated statements of income to adjust for this nonrecurring charge in arriving at net income attributable to T. Rowe Price Group and diluted earnings per share.

(6)
The income tax impacts were calculated in order to achieve an overall non-GAAP effective tax rate of 25.4% for 2019 and 23.3% for 2018. As such, the non-GAAP effective tax rate for the second quarter was 25.5% for 2019 and 22.4% for 2018. The firm estimates that its effective tax rate for the full-year 2019 on a non-GAAP basis will be in the range of 24% to 26%.

(7)
This non-GAAP measure was calculated by applying the two-class method to adjusted net income attributable to T. Rowe Price Group divided by the weighted-average common shares outstanding assuming dilution.